Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Manta Biofuel, Inc.
11438 Cronridge Dr Suite E
Owings Mills, MD 21117
https://mantabiofuel.com/

Up to $1,299,998.70 in Series Seed-1 Preferred Stock at $2.10
Minimum Target Amount: $14,998.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Manta Biofuel, Inc.
Address: 11438 Cronridge Dr Suite E, Owings Mills, MD 21117
State of Incorporation: DE
Date Incorporated: June 18, 2018

Terms:

Equity

Offering Minimum: $14,998.20 | 7,142 shares of Series Seed-1 Preferred Stock
Offering Maximum: $1,299,998.70 | 619,047 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $2.10
Minimum Investment Amount (per investor): $210.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus - Previous investors of Manta Biofuel will receive an additional 10% bonus shares.

Time-Based:

Friends, Family and Elite Early Bird Bonus: Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus: Invest within the first 96 hours and receive 15% bonus shares.

Early Bird Bonus: Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% Bonus Shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 10% Bonus Shares.

$2,500+ | Tier 3

Invest $2,500+ and receive 15% Bonus Shares.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% Bonus Shares.

$10,000+ | Tier 5

Invest $10,000+ and receive 25% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Manta Biofuel will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $2.10/ share, you will receive 110 shares of Series Seed-1 Preferred Stock meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus and the Loyalty Bonus where previous investors will receive 10% bonus shares in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We are making the world a better place by cleaning up contaminated bodies of water AND then will ultimately convert problems like algae, into carbon neutral biofuel. We are an algal biofuels company that’s developed proprietary technology to clean up a variety of water quality issues in ponds, lakes, and lagoons. Many bodies of water are polluted with things like excessive algae and nutrients that cause algae blooms. We clean this water, resolve the pollution problem, and can ultimately utilize this problem material to make carbon neutral biofuel.

Business Model

Initially, the first phase will be to provide lake and pond remediation services ourselves and through a planned network of partners. Once the water remediation services market is established, we intend to build and sell our patented harvester systems and the associated consumables to pond / lake management companies, wastewater contractors, and municipalities. As this business gains traction, we will re-invest into utilization of the algae recovered as pollutants into algal biofuel.

Corporate Structure

Manta Biofuel, Inc. was initially organized as Manta Biofuel LLC, a Delaware limited liability company on 8/4/2014 and converted to a Delaware corporation on 7/6/2018.

Competitors and Industry

Competitors

In our immediate target market of lagoons within the wastewater treatment space the primary competition is upgrading a facility to a more advanced brick and mortar mechanical plant. Our company developed a small mobile mechanical plant that can provide low-cost treatment for the effluent of small wastewater treatment plants. This treatment can be deployed on an as needed basis. Smaller wastewater treatment plants have transient issues with non-compliance of their effluent which is difficult to manage with existing tools such as utilizing herbicides to kill the algae or other chemicals. Upgrading the facility to a more advanced mechanical plant would fix the issue, however, this is economically difficult since the new facility would cost millions of dollars and saddle the municipality with ongoing increases in operating costs. Further, operational costs are high and it would require hiring more highly trained personnel who are in short supply. This is an expensive and permanent solution for an intermittent problem. Our solution can be deployed on an as needed basis for about $10k per month. Since these facilities are often only out of compliance for 3-5 months a year the cost to bring a facility in compliance via treatment is much more economical than upgrading the facility to a mechanical plant.

This same technology can be used in the pond and lake management space where the existing solutions typically use chemical additives to the water that merely mask the problem instead of removing the problem contaminant from the pond like our technology.

Industry

We are taking advantage of a gap market where traditional systems are too expensive but where there is a significant unmet need. Our mobile water cleaning system allows us to address water pollution challenges that have always existed like in small wastewater treatment systems, but where it was not economically viable to install a permanent treatment system. Our initial target is wastewater lagoons. For us, this market is almost the perfect storm.

Government regulations for wastewater effluent continue to tighten which will further

amplify compliance issues. With 61% of the >7000 lagoons out of compliance in the last 3 years, things aren't going to get easier.

The current wastewater infrastructure is inferior- American Society of Civil Engineers scores it a D+ [ASCE Report]

Even with the recent Federal infrastructure spending, there is still a significant spending gap on wastewater treatment which is expected to grow through 2040[ASCE Report]

Populations continue to move from metropolitan settings to the suburbs and rural areas which will put greater pressure on existing wastewater treatment assets which are already approaching max capacity (most treatment plants are at an average of 81% with 15% of plants over capacity) [ASCE report].

Solutions to these problems are usually costly expansions, replacements or in the case of wastewater lagoons, new installations, all of which are highly capital intensive and may take years.

These states are struggling to figure out how to fix this water pollution problem without breaking the bank. As an example, upgrading all of the lagoon systems in Illinois alone would cost the state between $1.5-2.5 billion. We can come in at a much lower price-point to fix the same problem much more quickly.

Current Stage and Roadmap

Current Stage

Our proprietary magnetic water treatment system is live. The current focus for the company is on doing field demonstrations with our technology to showcase the capability of the water treatment system (AKA- the algae harvester or harvester). This will allow us to generate performance data in various markets as well as seeding these markets for paid projects later in 2023. That said, we did have three paid pond remediation jobs in 2022.

Future Roadmap

In 2023 we plan on converting those successful pilots into paying customers. We will also work developing a network of contract operators who will trial the use of our technology. These contract operators already operate treatment facilities and our technology will provide them another service that they can offer their clients, the owners of the treatment facilities. We will partner with these operators in the beginning with the ultimate long-term goal of selling these contractors our equipment. Once we get this process started it will allow us to expand rapidly through selling our machines to operators around the country.

The Team

Officers and Directors

Name: Christopher Jared Lindsay

Christopher Jared Lindsay's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: November, 2021 - Present
  Responsibilities: Chris has overall responsibility for oversight of the company. His primary focus is on running the business.

Other business experience in the past three years:

- **Employer:** PanTheryx, Inc.
  Title: Executive Vice President Business Development
  Dates of Service: April, 2020 - October, 2021
  Responsibilities: Chris was responsible for all sales, marketing, and business development for the global nutritional ingredient business.

Name: Ryan Joseph Powell

Ryan Joseph Powell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CTO, and Director
  Dates of Service: April, 2014 - Present
  Responsibilities: Ryan leads technical development and contributes to business development/strategy.

Name: Onur Unal

Onur Unal's current primary role is with MIPS, University of Maryland. Onur Unal currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, Co-Founder
  Dates of Service: April, 2014 - Present
  Responsibilities: Onur is one of two co-founders. He had active involvement in day-to-day company management until 2020. He has been a director on the board since incorporation. He is currently a director and a shareholder. Onur does not receive a salary.

Other business experience in the past three years:

- **Employer:** MIPS, University of Maryland
  Title: Manager, Life Sciences Projects
  Dates of Service: June, 2014 - Present
  Responsibilities: MIPS provides funding for industry/university collaborative research projects.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the preferred stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any preferred stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be

resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering stock in the amount of up to $1,300,00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of preferred Stock. In addition, if we need to raise more equity capital from the sale of preferred Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our magnetic harvester and biofuels process. Delays or cost overruns in the development of our magnetic harvester and biofuels process and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The preferred stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run.

You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Preferred Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products

developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Manta Biofuel, Inc was formed as an LLC on 4 August, 2014 and incorporated on 18 June, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. Manta Biofuel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that water remediation and algal biofuels are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company has two patents, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other

mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Onur Unal	899,000	Voting Common Stock	44.95%
Ryan Joseph Powell	899,000	Voting Common Stock	44.95%

The Company's Securities

The Company has authorized Voting Common Stock, Non-Voting Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Convertible Note - Exelon Foundation, Convertible Note- Chesapeake Bay Seed Capital Fund #1 (University of Maryland), Convertible Note- Chesapeake Bay Seed Capital Fund #2 (University of Maryland), SAFE 1 - The Fillmore Trust, SAFE 2 - HUAA LLC, SAFE 3 - Republic Crowdfunding , SAFE 4 - Jonathan Defor Enterprises, Inc., and Convertible Note - Maryland Technology Development Corporation (TEDCO). As part of the Regulation Crowdfunding raise, the Company will be offering up to 619,047 of Series Seed-1 Preferred Stock.

Voting Common Stock

The amount of security authorized is 2,535,000 with a total of 2,535,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Stock Options. The amount outstanding includes 735,000 shares of Voting Common Stock reserved for issuance under an existing stock option plan.

Non-Voting Common Stock

The amount of security authorized is 3,168,996 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,425,992 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders

Conversion Ratio. Each share of Series Seed Preferred Stock is convertible only as set forth in Section 3.10, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Series Seed-2 Preferred Stock

The amount of security authorized is 345,949 with a total of 345,949 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Preferred Stock.

Material Rights

Amount Outstanding

Please note the amount outstanding listed above refers to shares that will be converted during this offering. This includes the University of Maryland and TEDCO Convertible Notes listed below which in aggregate will convert to 345,949 shares. These were taken into account in the fully diluted valuation calculation in the Offering Terms section.

<u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u> In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders

<u>Conversion Ratio.</u> Each share of Series Seed Preferred Stock is convertible only as set forth in Section 3.10, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion.

<u>Dividends.</u> The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Series Seed-3 Preferred Stock

The amount of security authorized is 1,397,055 with a total of 1,396,938 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-3 Preferred Stock.

Material Rights

<u>Amount Outstanding</u>

Please note the amount outstanding listed above refers to shares that may be converted during this offering. This includes all SAFEs, which will automatically convert, and the Exelon Convertible Note which may convert at the noteholder's discretion. The total aggregate share of SAFEs and the Exelon Convertible Note listed below is 1,396,938 shares. This was taken into account in the fully diluted valuation calculation in the Offering Terms section.

<u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u> In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders

<u>Conversion Ratio.</u> Each share of Series Seed Preferred Stock is convertible only as set forth in Section 3.10, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Preferred Stock

in effect at the time of conversion.

<u>Dividends.</u> The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders.

Convertible Note - Exelon Foundation

The security will convert into Preferred stock and the terms of the Convertible Note - Exelon Foundation are outlined below:

Amount outstanding: $100,000.00
Maturity Date: September 19, 2024
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing round or liquidity event

Material Rights

There are no material rights associated with Convertible Note - Exelon Foundation.

Convertible Note- Chesapeake Bay Seed Capital Fund #1 (University of Maryland)

The security will convert into Equity units and the terms of the Convertible Note- Chesapeake Bay Seed Capital Fund #1 (University of Maryland) are outlined below:

Amount outstanding: $150,000.00
Maturity Date: May 01, 2018
Interest Rate: 7.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity or equity sales >$150,000 or liquidity event

Material Rights

The Convertible Note holder has agreed to a conversion of this note upon the launch of this Regulation Crowdfunding offering. It is expected this Note will convert into 109,827 shares of Series Seed-2 Preferred Stock and the Note shall be canceled and the Company shall have no further obligations under the Note.

Convertible Note- Chesapeake Bay Seed Capital Fund #2 (University of Maryland)

The security will convert into Preferred stock and the terms of the Convertible Note- Chesapeake Bay Seed Capital Fund #2 (University of Maryland) are outlined below:

Amount outstanding: $250,000.00
Maturity Date: August 21, 2018

Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity or equity sales >$250,000 or liquidity event

Material Rights

The Convertible Note holder has agreed to a conversion of this note upon the launch of this Regulation Crowdfunding offering. It is expected this Note will convert into 162,449 shares of Series Seed-2 Preferred Stock and the Note shall be canceled and the Company shall have no further obligations under the Note.

SAFE 1 - The Fillmore Trust

The security will convert into Preferred stock and the terms of the SAFE 1 - The Fillmore Trust are outlined below:

Amount outstanding: $100,000.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing round or liquidity event

Material Rights

This SAFE will automatically convert upon the sale of Preferred Stock in this Regulation Crowdfunding offering. At the launch of this offering, it is expected this SAFE will convert into 63,375 shares of Series Seed-3 Preferred Stock.

SAFE 2 - HUAA LLC

The security will convert into Preferred stock and the terms of the SAFE 2 - HUAA LLC are outlined below:

Amount outstanding: $75,000.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing round or liquidity event

Material Rights

This SAFE will automatically convert upon the sale of Preferred Stock in this Regulation Crowdfunding offering. At the launch of this offering, it is expected this SAFE will convert into 47,532 shares of Series Seed-3 Preferred Stock.

SAFE 3 - Republic Crowdfunding

The security will convert into Preferred stock and the terms of the SAFE 3 - Republic Crowdfunding are outlined below:

Amount outstanding: $1,897,524.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Conversion at the discretion of Manta Management once a qualifying equity financing of $1M or more or a liquidity event occur

Material Rights

This SAFE will automatically convert upon the sale of Preferred Stock in this Regulation Crowdfunding offering. At the launch of this offering, it is expected this SAFE will convert into 1,202,563 shares of Series Seed-3 Preferred Stock.

SAFE 4 - Jonathan Defor Enterprises, Inc.

The security will convert into Preferred stock and the terms of the SAFE 4 - Jonathan Defor Enterprises, Inc. are outlined below:

Amount outstanding: $20,000.00
Interest Rate: %
Discount Rate: 25.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity financing round or liquidity event

Material Rights

This SAFE will automatically convert upon the sale of Preferred Stock in this Regulation Crowdfunding offering. At the launch of this offering, it is expected this SAFE will convert into 12,675 shares of Series Seed-3 Preferred Stock.

Convertible Note - Maryland Technology Development Corporation (TEDCO)

The security will convert into Preferred stock and the terms of the Convertible Note - Maryland Technology Development Corporation (TEDCO) are outlined below:

Amount outstanding: $100,000.00
Maturity Date: May 20, 2021
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Convertible on option of holder upon maturity or equity sales >$500,000 or liquidity event

Material Rights

This Convertible Note will automatically convert upon the sale of Preferred Stock in this Regulation Crowdfunding offering. At the launch of this offering, it is expected this Convertible Note will convert into 73,672 shares of Series Seed-2 Preferred Stock.

What it means to be a minority holder

As a minority holder of Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00

Use of proceeds: R&D, technology scale up
Date: December 17, 2020
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: R&D, technology scale up
  Date: February 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $1,897,524.00
  Use of proceeds: R&D, technology scale up
  Date: April 26, 2021
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $20,000.00
  Use of proceeds: R&D, technology scale up
  Date: April 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D, technology scale up
  Date: March 19, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: R&D, technology scale up
  Date: May 20, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

We currently have $165K in cash and $25K in a line of credit. With a burn rate of $45-50 K per month, we can operate for 3-4 months without revenue generation or additional investment.

Manta's first sales occurred in Q3 2022 and these sales occurred in a new market segment (pond remediation and not biofuel sales) so the operating history from the previous 5 years since inception has primarily been focused on R&D.

Foreseeable major expenses based on projections:

The major expenses will continue to be salaries and the scaling of our commercial operations. This expansion requires us to build additional water treatment systems, increase marketing activities, and hire additional employees to support additional field services.

Future operational challenges:

Operational challenges will largely be driven by two aspects, scale up of the commercial operations and cost reductions to enhance margins.

Since the initial phase of the business focuses on water remediation service, we will have to deal with our ability to provide services in a broader geography and the complications associated with that. We intend to offer service closer to home in MD then expand to other states through partnerships with regional water treatment contractors. This will allow us to leverage their reach. Manta will also be further enhancing the autonomy of our systems that will allow for simple remote operation, making it easier for partners to utilize our systems with their own workforce via equipment lease or purchase

The second key operational challenge is around continuing to drive costs down to improve margins. The team's already made massive improvements on this frontal, but more work is to be done. Increased automation and recycling of consumables for our water treatment systems with be key to further margin improvement. Similarly, processes for conversion of algae pollutants to biofuel will need to be scaled up and efficiencies improved.

Future challenges related to capital resources:

In late 2022, we completed multiple field demonstrations with prospective customers interested in our wastewater treatment system. While the successful trials generated strong interest, the risk exists that the projects may not translate into paying projects at the rate expected. Further There may be unanticipated regulatory requirements that could delay market development and delay revenue generation.

Our machines are custom built units and require consumables for operation. Supply chain challenges could result in delayed build timelines or increased costs or both. While consumables are minimal and generally available, changes in supply chain could impact availability and costs.

Future milestones and events:

The following are key milestones we anticipate with drive Manta in the future:

a) Secure beachhead market by executing service agreements with wastewater lagoon managers in Maryland and Illinois for 2023

b) Complete demo trials in the larger wastewater treatment market (currently working with $1.7 B water treatment company for a municipal trial in MD) and with the MD Port Administration for treatment of their dredge spoil containment pond. These trials will open additional markets for Manta.

c) Increase autonomous run capabilities with our water treatment system to further reduce labor costs and improve margins

d) Establish a strategic partnership with water treatment contractors in both wastewater treatment and lake / pond management spaces to expand Manta's geographic reach

e) Build additional water treatment units, including 1-2 larger volume systems (note- we will scale at a rate that's in line with the business growth)

f) Scale up HTL process to convert algae pollutants into biofuel

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has capital resources available in the form of a line of credit for $25,000 from PNC bank and $165,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support ongoing operational costs, including salaries, development costs, and capex for building additional water treatment systems.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised

from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85-90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4-5 months. This is based on a current monthly burn rate of $50,000 for expenses related to salaries ($27 K), fringe benefits ($6.5 K), G&A ($6 K), operations / service costs ($8 K), and R&D ($2 K).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18-24 months depending on revenue generation. This is based on a current monthly burn rate of $80,000 for expenses related to salaries ($35 K), fringe benefits ($6.5 K), G&A ($15 K), operations / service costs ($20 K), and R&D ($3.5 K).

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including lines of credit, additional crowdfunding, venture capital, and private equity.

Indebtedness

- **Creditor:** Convertible Note- Exelon Foundation
  Amount Owed: $100,000.00
  Interest Rate: 6.0%
  Maturity Date: September 19, 2024
  Security that this will convert into: Preferred Stock Conversion Trigger: Equity financing round or liquidity event Discount Rate: 25% Valuation Cap: $6,000,000

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $8,983,562.70

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Market potential & Traction:

Manta is pursuing multiple markets with its proprietary technology. The initial focus is on the utilization of the patented magnetic separation technology for water remediation on wastewater lagoon treatment. This is the smallest of markets being pursued and even with modest penetration (10%) could conservatively generate revenue of $10-30 M annually. Manta has solid traction in this space with several successful full-scale demonstration projects completed throughout the U.S. in late 2022. Feedback from prospective customers was very positive.

Beyond the beachhead wastewater lagoon market, Manta is actively pursuing the lake and pond management market, estimated to be $300-500 M. We also have traction in this market as well. Last year, Manta completed multiple paid projects with the Columbia Association in Maryland and we are in ongoing collaboration discussions with both Solitude, the nation's largest lake/pond management company, and SeaPRO, a leading provider of pond treatment solutions. Additionally, we also have an active project with the Maryland Port Administration for the treatment of dredge spoil containment ponds.

We are also active in the broader wastewater treatment equipment market, estimated to be $300-450 B. The power and compact footprint of Manta's patented system offer a unique value proposition in the space. A pilot trial is planned with Evoqua Water Technologies (a $1.7 B wastewater treatment company) in Q1 2023.

Lastly, as Manta further solidifies its financial base through water remediation, we will continue to advance our biofuels efforts, which was estimated to be >$130 B market in 2021 (total fuel market >$1 T). We intend to restructure the economic paradigm by offsetting the cost to grow algae with algae sourced from the treatment of polluted bodies of water. This shift from paying to grow algae to getting paid to recover the algae from customers provides considerably more favorable economics for the overall process. This opens the door for penetration into biofuels. Even capturing a very small percentage of this market represents very significant revenue opportunities for Manta.

Comparable Companies:

The below companies provide support for our valuation in that you can see the current

state of similar businesses in the industry and how Manta Biofuel aligns with the public market data available.

1. Gate 5.

Gate 5 is a provider of renewable resources intended to convert waste into reusable resources. The company's services offer the conversion of sewage sludge, food & animal wastes, enabling the protection of public health and the environment. www.gate-5.com. Founded in 2011 and HQ in California, Gate 5 last had financing in 2022 based on our research for around $800,000.

Last Known Valuation: $35.2M

Last Known Valuation Date: 1/3/2018

Company Financing Status: Venture Capital-Backed

Ownership: Privately Held

Similarities to Manta Biofuel: Gate 5 is also a waste-to-energy play similar to Manta Biofuel's business model. The concept relates to getting paid to clean up some form of waste and turning that waste into an energy source. Based on our research, at the time of their last known valuation, the company had no revenue and was pre-revenue, they had only been involved in trials for their product.

2. Wisewell.

Wisewell is a developer of a water purifying technology designed to increase clean water accessibility. The company provides an installation-free machine that purifies tap water using reverse osmosis and UV technologies, its process effectively removes most known contaminants, including forever chemicals and microplastics, and has a filter that adds minerals, helping people get clean water with ease. Founded in 2021 and HQ in New York, Wisewell last had financing in 2022 based on our research for $2M for a Seed Round.

Last Known Valuation: $12M

Last Known Valuation Date: 4/6/2022

Company Financing Status: Venture Capital-Backed

Ownership: Privately Held

Similarities to Manta Biofuel: Wisewell is similar to Manta Biofuel in that both companies actually make hardware equipment and hard tech in relation to the waste management industry. Manta Biofuel actually takes the waste and turns that waste into an energy source whereas Wisewell is focused on purifying water vs. turning water into an energy source. Based on our research, at the time of their last known valuation, the company had no revenue and was pre-revenue, they had only been involved in trials for their product.

3. Natrion.

Natrion is a developer of clean power batteries designed to generate efficient renewable energy. The company's batteries are ceramic solid-electrolyte and source energy from solar and wind to manage power deployment for renewable energy storage, enabling businesses to make solar power cost-effective for homes, farms, and the military. Founded in 2018 and HQ in NY, we were unable to find any public information on Natrion's last financing round other than it was a secondary transaction & private.

Last Known Valuation: $12.07M

Last Known Valuation Date: 9/30/2021

Company Financing Status: Venture Capital-Backed

Ownership: Privately Held

Similarities to Manta Biofuel: Natrion is similar to Manta Biofuel in that both companies actually make hardware equipment and hard tech in relation to the renewable energy industry. Similar to Manta Biofuel, Natrion also develops its clean power batteries to create a renewable energy source. Although its not directly like how Manta Biofuel is cleaning up waste and turning that into energy. Based on our research, at the time of their last known valuation, the company had no revenue and was pre-revenue, they had only been involved in trials for their product.

<u>Conclusion:</u>

Based on Manta's traction with customers in markets of significant size, the technical success achieved with our proprietary technology at a commercial scale, and the comparable businesses highlighted above, we are confident that the valuation of $9,000,000 for Manta is reasonable.

<u>Disclaimers</u>

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The pre-money valuation takes into account the two University of Maryland Convertible Notes and TEDCO Notes being converted. The Company currently also has $2,192,524.41 in Convertible Notes and SAFEs outstanding. Some of these Convertible Notes and SAFEs will convert while this Regulation Crowdfunding offering is live as they are triggered by equity financing and thus will no longer have outstanding dollar amounts. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,299,998.70, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  Additional resources will be used to expand marketing activities in the wastewater treatment and pond / lake management markets initially. This will come in the form of increased trade show / conference participation, industry groups, and upgrading our online presence starting with updating our website.

- *Research & Development*
  20.0%
  We have a clear line of sight to reduce operational costs for our harvester by an additional 20-30%. Bench development and engineering scale up will be required to allow for reduced labor costs through increased process automation and lower consumable costs. Further, R&D effort is needed to advance our biofuels process, specifically our algae recovery and conversion technology. We will lead much of the work ourselves, but this will also likely require partnerships / contracts with other companies with biofuel conversion technology.

- *Company Employment*
  5.0%
  Three new hires will be needed to support increased field operations for our water remediation services.

- *Operations*
  30.0%
  To drive the scale up of our commercial operations we plan to build 8-10 new magnetic harvesters (water treatment systems) and purchase necessary equipment to support the service infrastructure. Further additional CAPEX will be required to scale up production capabilities to enable our equipment sales.

- *Costs of Goods Sold*

24.5%
Consumables such as chemicals and filters needed for the water treatment service will be purchased with these funds. This is a necessary aspect of our commercial expansion.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mantabiofuel.com/ (https://mantabiofuel.com/blog/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Manta Biofuel, Inc.

[See attached]

Manta Biofuel Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2021

through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Manta Biofuel Inc.

Table of Contents

TaxDrop

Independent Auditor's Report

December 14, 2022
To: Board of Directors of Manta Biofuel Inc.
Attn: Chris Lindsay, CEO
Re: 2021 Financial Statement Audit – Manta Biofuel Inc.

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of Manta Biofuel Inc., which comprise the balance sheets as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Manta Biofuel Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Manta Biofuel Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Manta Biofuel Inc.'s ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Manta Biofuel Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Manta Biofuel Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
December 14, 2022

MANTA BIOFUEL, INC
BALANCE SHEETS
As of December 31, 2021
(Audited)

ASSETS		2021
Current Assets		
Cash and cash equivalents	$	1,077,424
Grants Proceeds in Escrow		0
Total Current Assets		**1,077,424**
Property and Equipment		
Machinery and equipment		111,327
Accumulated Depreciation		(35,904)
Net Property and Equipment		**75,422**
Other Assets		
Security Deposits	$	16,400
Intangibles, net		28,571
Total Other Assets		**44,971**
Total Assets	**$**	**1,197,817**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$	6,819
Accrued expenses		3,777
Related party advances		1,500
Current portion of convertible notes		250,000
Accrued Interest		184,899
Total Current Liabilities		**446,995**
Long-Term Liabilities		
Convertible notes, net of current portion		350,000
Total Long-Term Liabilities		**350,000**
Total Liabilities		**796,995**
Stockholders' equity		
Common Stock, $0.0001 par value; 10,000,000 authorized; 1,800,000 issued and outstanding		180
Additional Paid in Capital		11,443
Additional paid-in capital - SAFEs		2,092,504
Subscriptions receivable - SAFEs		-
Additional paid-in capital - share-based compensation		6,775
Retained Earnings		(1,710,080)
Total Stockholders' Equity		**400,822**
Total Liabilities and Stockholders' Equity	**$**	**1,197,817**

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC
INCOME STATEMENTS
For the Year Ended December 31, 2021
(Audited)

	2021
Revenues	$ -
Operating Expenses	
Advertising and marketing	8,866
General and administrative	90,161
Salaries and wages	129,187
Rent	60,557
Professional services	216,664
Research and development	558,234
Depreciation and amortization	14,408
Total Operating Expenses	**1,078,076**
Other Income (expense)	
Grant income	21,500
Share-based Compensation expense	(5,478)
Other income / expense	9,568
Interest expense	(43,629)
Total Other income (expense)	**(18,039)**
Net Income (Loss)	**$ (1,096,114)**

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2021
(Audited)

	Common Stock		Additional Paid in Capital	Additional Paid-In Capital - SAFEs	Subscriptions Receivable - SAFEs	Share-Based Compensation	Retained Earnings	Total Stockholders' Equity
	Shares	Value ($ par)						
Balance as of December 31, 2020	**1,800,000**	**$ 180**	**$ 11,443**	**$ 486,658**	**$ (256,101)**	**$ 1,297**	**$ (613,966)**	**$ (370,489)**
Share-based compensation	-	$ -	$ -	$ -	$ -	$ 5,478	$ -	**$ 5,478**
Issuance of SAFE Notes	-	$ -	$ -	$ 1,605,846	$ 256,101	$ -	$ -	**$ 1,861,947**
Net loss	-	$ -	$ -	$ -	$ -	$ -	$(1,096,114)	**$ (1,096,114)**
Balance as of December 31, 2021	**1,800,000**	**$ 180**	**$ 11,443**	**$ 2,092,504**	**$ -**	**$ 6,775**	**$(1,710,080)**	**$ 400,822**

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	**$ (1,096,114)**
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Depreciation and amortization	14,408
Accrued interest	43,629
Share-based compensation	5,478
Changes in operating assets and liabilities:	
Accounts payable	6,415
Accrued expenses	(20,929)
Net cash provided by (used in) operating activities	**(1,047,114)**
Cash Flows from Investing Activities	
Machinery and equipment	**56,033**
Net cash used in investing activities	**56,033**
Cash Flows from Financing Activities	
Issuance of convertible notes	100,000
Issuance of SAFEs	1,861,947
Net cash used in financing activities	**1,961,947**
Net change in cash and cash equivalents	**858,801**
Cash and cash equivalents at beginning of period	218,623
Cash and cash equivalents at end of period	**$ 1,077,424**
Supplemental information	
Interest paid	**-**
Income taxes paid	-

The accompanying footnotes are an integral part of these financial statements.

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Manta Biofuel, Inc., (which may be referred to as the "Company", "we," "us," or "our") was converted from Manta Biofuel LLC, a Maryland limited liability company formed on August 4, 2014, into a Delaware corporation on June 18, 2018. The Company produces cost competitive renewable crude oil from algal blooms using patented magnetic harvesting technology and low-cost conversion technology. The Company's headquarters are in Owings Mills, Maryland. The company began operations in 2014.

Since Inception, the Company has relied on the issuance of convertible notes (see Note 6), the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 8), and the acceptance of grants to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 11). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 12) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. Management has evaluated these conditions and concluded that substantial doubt about the Company's ability to continue as a going concern has been alleviated through December 14, 2022, and no adjustments have been made to the financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Inventory

Inventories are stated at the lower of cost or market value. Cost is determined by the first-in, first out (FIFO) method.

Fixed Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is five to fifteen years for various equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company plans to generate revenue by selling crude oil and is currently pre-revenue.

Other Income

The Company has received payments from government entities in the form of government grants. Government grants are recognized on the income statement in other income. For the year ending December 31, 2021 the Company recognized $21,500 in grant income.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Grants In Escrow

Grants receivable due from governments are uncollateralized government obligations due under agreed upon grant amounts. The grant amount is agreed upon at the time of the grant, and the disbursements are made over a period of time. As of December 31, 2021 the Company had $0 in grants receivable from escrow.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed assets (see Note 2) at December 31, 2021 consists of the following:

Fixed Assets	**2021**
Equipment	$ 111,327
Less accumulated deprecation	(35,904)
Fixed Assets, net	$ 77,443

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets consist of patents. As of December 31, 2021 the balance consisted of the following:

Intangible Assets	**2021**
Patents	$ 34,136
Less accumulated amortization	(5,564)
Intangible Assets, net	$ 28,571

The Company has amortized parents over a 15 year useful life.

NOTE 5 – RELATED PARTY

From time to time the Company receives advances from a shareholder. As of December 31, 2021, the balance of the advances from related parties was $1,500. These advances have no interest rate or specified maturity date

NOTE 6 – CONVERTIBLE NOTES PAYABLE

In 2015 the Company issued $150,000 of 7% unsecured convertible notes (the "2015 Notes") due June 15, 2018 ("2015 Notes Maturity Date"). The 2015 Notes are due on the 2015 Notes Maturity Date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2015 Notes are convertible into common stock at the holder's request on the completion of an equity offering of $150,000 or more ("2015 Qualified Financing"), or at the 2015 Notes Maturity Date. The conversion price in a 2015 Qualified Financing is the lowest effective per unit price paid by any holders of securities in the 2015 Qualified Financing. The conversion price at the 2015 Notes Maturity Date is $0.37 per share. As of December 31, 2021, the 2015 Notes are past due and have not yet been extended.

In 2016 the Company issued $100,000 of 8% unsecured convertible notes (the "2016 Notes") due May 20, 2021 ("2016 Notes Maturity Date"). The 2016 Notes are due on the 2016 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2016 Notes are convertible into common stock at the holder's request on the completion of an equity offering of $500,000 or more ("2016 Qualified Financing"), or at the 2016 Notes Maturity Date. The conversion price in a 2016 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2016 Qualified Financing. As of December 31, 2021, the 2016 Notes are past due and have not yet been extended.

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

In 2018 the Company issued $250,000 of 8% unsecured convertible notes (the "2018 Notes") due September 12, 2023 ("2018 Notes Maturity Date"). The 2018 Notes are due on the 2018 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2018 Notes are convertible into common stock at the holder's request on the completion of an equity offering of at least $250,000 ("2018 Qualified Financing"), or at the 2018 Notes Maturity Date. The conversion price in a 2018 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2018 Qualified Financing.

In 2021 the Company issued $100,000 of 6% unsecured convertible notes (the "2021 Notes") due February 22, 2023 ("2021 Notes Maturity Date"). The 2021 Notes are due on the 2021 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2021 Notes are convertible into common stock at the holder's request on the completion of an equity offering of at least $2,000,000 ("2021 Qualified Financing"), or at the 2021 Notes Maturity Date. The conversion price in a 2021 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2021 Qualified Financing.

Future maturities of the convertible notes are as follows:

Years Ending December 31,		Amount
2021	$	250,000
2022		0
2023		350,000
Total	$	600,000

NOTE 7 – INCOME TAXES

The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company is taxed as a C Corporation.

NOTE 8 – EQUITY

Common Stock

As of December 31, 2021, the Company had authorized 10,000,000 shares of common stock, par value $0.0001. As of December 31, 2021 the Company had 1,800,000 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2020, the Company issued SAFEs totaling $486,658.

SAFEs totaling $386,658 are automatically convertible into common stock or preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

SAFEs totaling $100,000 are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing preferred stock for at least $1,000,000 ("Qualified Financing"). The

conversion price is the lesser of 75% of the price per share of stock received by the Company in an Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

In 2021, the Company issued additional SAFEs totaling $1,861,947. The SAFEs are automatically convertible into common stock or preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 9 – EQUITY-BASED COMPENSATION

The Company has a 2019 share-based compensation plan (the "2019 Plan") which permits the grant or option of shares to its employees for up to 200,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

Prior to 2021, the Company issued 134,957 stock options for common stock with an exercise price of $0.34 per share that vest over eighteen months to four years and expire in ten years. As of December 31, 2021 123,374 stock options had vested, respectively. Options convert into shares of common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2021, 34,957 stock options were cancelled due to forfeitures and a total of 100,000 options outstanding. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.34
Fair value share price	$ 0.34
Expected volatility	40%
Expected term	1.00 years
Expected dividend rate	0.00%
Risk-free rate	1.73%
Fair value per share option	$ 0.06

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 (see Note 13 – Subsequent Events).

The Company leases office space under a long-term lease. The lease expires on May 31, 2025. Future minimum lease payments are as follows:

Year Ending December 31,	
2022	$ 48,072

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

2023	51,282
2024	61,472
2025	22,279
Total	**$ 183,105**

The lease expense for the year ended December 31, 2021 totaled $60,557.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 11 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 12 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $3,500,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $3,500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine (the "Intermediary"). The Intermediary will be entitled to receive a 5.5% commission fee and 3% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through December 14, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Manta Biofuel Inc.

(a Delaware Corporation)

Audited Financial Statements

Period of January 1, 2019 through December 31, 2020

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

Manta Biofuel Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT AUDITOR'S REPORT

April 16, 2021

To: Management of Manta Biofuel Inc.
Attn: Andrew Wills, CFO

Re: 2020 and 2019 Financial Statement Audit
Manta Biofuel Inc.

We have audited the accompanying balance sheets of Manta Biofuel Inc. (the "Company") as of December 31, 2020 and 2019, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Manta Biofuel Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

MANTA BIOFUEL, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
(Audited)

ASSETS	2020	2019
Current Assets		
Cash and cash equivalents	$218,623	$44,174
Grants Proceeds in Escrow	$0	$298,594
Total Current Assets	218,623	342,768
Fixed Assets		
Equipment	55,293	55,293
Accumulated depreciation	(23,772)	(12,713)
Fixed assets, net	31,521	42,580
Intangible Assets		
Patents	34,136	27,531
Accumulated amortization	(3,289)	(1,381)
Intangible assets, net	30,847	26,150
Security deposits	16,400	16,400
Total Assets	$297,391	$427,898
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$404	$404
Accrued expenses	24,706	4,298
Related party advances	1,500	1,500
Accrued interest	141,270	102,770
Convertible notes	250,000	150,000
Total Current Liabilities	417,880	258,971
Long Term Liabilities		
Convertible notes	250,000	350,000
Total Liabilities	667,880	608,971
STOCKHOLDERS' EQUITY		
Common stock; $0.0001 par value, 10,000,000 shares authorized 1,800,000 shares issued and outstanding as of December 31, 2020 and 2019	180	180
Additional paid-in capital	11,443	11,443
Additional paid-in capital - SAFEs	486,658	0
Subscriptions receivable - SAFEs	(256,101)	0
Additional paid-in capital - share-based compensation	1,297	1,121
Retained earnings (accumulated deficit)	(613,966)	(193,817)
Total Stockholders' Equity	(370,489)	(181,073)
Total Liabilities and Stockholders' Equity	$297,391	$427,898

See Independent Auditor's Report and notes to the financial statements.

MANTA BIOFUEL, INC.

STATEMENT OF OPERATIONS

For Years Ending December 31, 2020 and 2019

(Audited)

	2020	2019
Supplemental Revenues (see Note 2)	$ 66,767	$ -
Supplemental Cost of Revenues	22,657	0
Gross profit (loss)	44,110	0
Operating expenses		
General and administrative	408,689	500,789
Research and development	127,867	100,294
Rent	45,881	49,765
Advertising and marketing	1,764	236
Depreciation and amortization	12,967	10,337
Total operating expenses	597,168	661,421
Net Operating Income (Loss)	(553,059)	(661,421)
Other Income (Expense)		
Grant income	171,410	2,859
Interest expense	(38,500)	(38,500)
Net Income (Loss)	$ (420,149)	$ (697,062)

See Independent Auditor's Report and notes to the financial statements.

MANTA BIOFUEL, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
(Audited)

	Common Stock							
	Shares	Par Value	Additional Paid-In Capital	Additional Paid-In Capital - SAFES	Subscriptions Receivable - SAFEs	Share-Based Compensation	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2018	1,800,000	180	11,443	0	0	0	503,245	514,868
Share-based compensation vested	0	0	0	0	0	1,121	0	1,121
Net Income (Loss)	0	0	0	0	0	0	(697,062)	(697,062)
Balance as of December 31, 2019	1,800,000	$180	$11,443	$0	$0	$1,121	($193,817)	($181,073)
Share-based compensation	0	0	0	0	0	176	0	176
vested Issuance of SAFEs	0	0	0	486,658	(256,101)	0	0	230,557
Net Loss	0	0	0	0	0	0	(420,149)	(420,149)
Balance as of December 31, 2020	1,800,000	$180	$11,443	$486,658	($256,101)	$1,297	($613,966)	($370,489)

See Independent Auditor's Report and notes to the financial statements.

MANTA BIOFUEL, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
(Audited)

	2020	2019
Cash Flows from Operating Activities		
Net Income (Loss)	($420,149)	($697,062)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Depreciation and amortization	12,967	10,337
Accrued interest on convertible notes	38,500	38,500
Share based compensation vested	176	1,121
Changes in operating assets and liabilities:		
(Increase) Decrease in grants escrow	298,594	502,000
Increase (Decrease) in accounts payable	0	24
Increase (Decrease) in accrued expenses	20,409	1,245
Net cash used in operating activities	(49,503)	(143,835)
Cash Flows from Investing Activities		
Purchase of equipment	0	(49,183)
Payments for patents	(6,605)	(24,897)
Net cash used in investing activities	(6,605)	(74,080)
Cash Flows from Financing Activities		
Issuance of convertible notes		0
Issuance of SAFEs	230,557	0
Conversion to corporation		0
Net cash provided by financing activities	230,557	0
Net change in cash and cash equivalents	174,449	(217,915)
Cash and cash equivalents at beginning of period	44,174	262,089
Cash and cash equivalents at end of period	$218,623	$44,174

See Independent Auditor's Report and notes to the financial statements.

MANTA BIOFUEL, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Manta Biofuel, Inc., (which may be referred to as the "Company", "we," "us," or "our") was converted from Manta Biofuel LLC, a Maryland limited liability company formed on August 4, 2014, into a Delaware corporation on June 18, 2018. The Company produces cost competitive renewable crude oil from algal blooms using patented magnetic harvesting technology and low-cost conversion technology. The Company's headquarters are in Owings Mills, Maryland. The company began operations in 2014.

Since Inception, the Company has relied on the issuance of convertible notes (see Note 6), the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 8), and the acceptance of grants to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 12). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 13) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the audited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $218,623 and $44,174 of cash on hand, respectively.

Intangible Assets

Intangible assets with a finite life consist of patents and are carried at cost less accumulated amortization. The Company amortizes the cost of identifiable intangible assets on a straight-line basis over the expected period of benefit, which is 15 years for the patents.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, the Company has capitalized external direct costs of material and services developed or obtained for software development projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2020 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling crude oil. The Company's payments are generally collected upfront.

During the 2020 COVID-19 Pandemic (see Note 11), the Company shifted focus to manufacturing masks which were sold to various institutions. The manufacturing was subsidized with governmental grants awarded for production of masks during this time of need and revenue earned from the sales of masks have been denoted as Supplemental Revenues and Cost of Goods Sold. For years ending December 31, 2020 and 2019 the Company recognized $66,767 and $0 in supplemental revenue, respectively.

Other Income

The Company has received payments from government entities in the form of government grants. Government grants are recognized on the income statement in other income. For years ending December 31, 2020 and 2019 the Company recognized $171,410 and $2,859 in grant income, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Grants In Escrow

Grants receivable due from governments are uncollateralized government obligations due under agreed upon grant amounts. The grant amount is agreed upon at the time of the grant, and the disbursements are made over a period of

time. As of December 31, 2020 and 2019, the Company had $0 and $298,594 in grants receivable from escrow, respectively.

Share-Based Compensation

Share-based compensation expense reflects the fair value of stock-based awards measured at the grant date and recognized over the relevant vesting period. The Company estimates the fair value of each stock-based award on the measurement date using the Black-Scholes option valuation model which incorporates assumptions as to stock price volatility, the expected life of the options, risk-free interest rate and dividend yield.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – FIXED ASSETS

Fixed Assets consist of equipment. As of December 31, 2020 and 2019, the Company had $31,521 and $42,580 in net fixed assets. The following table shows the details of the fixed assets.

Fixed Assets	**2020**	**2019**
Equipment	$ 55,293	$ 55,293
Less accumulated depreciation	(23,772)	(12,713)
Fixed Assets, net	$ 31,521	$ 42,580

NOTE 4 – INTANGIBLE ASSETS

Intangible Assets consist of patents. As of December 31, 2020 and 2019, the Company had $26,150 and $2,543 in net intangible assets. The following table shows the details of the intangible assets.

Intangible Assets		2020		2019
Patents	$	34,136	$	27,531
Less accumulated amortization		(3,289)		(1,381)
Intangible Assets, net	$	30,847	$	26,150

NOTE 5 – RELATED PARTY

From time to time the Company taxes advances from a shareholder. As of December 31, 2020 and 2019, the balance of the advances from related parties was $1,500. These advances have no interest rate or specified maturity date.

NOTE 6 – CONVERTIBLE NOTES PAYABLE

In 2015 the Company issued $150,000 of 7% unsecured convertible notes (the "2015 Notes") due June 15, 2018 ("2015 Notes Maturity Date"). The 2015 Notes are due on the 2015 Notes Maturity Date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2015 Notes are convertible into common stock at the holder's request on the completion of an equity offering of $150,000 or more ("2015 Qualified Financing"), or at the 2015 Notes Maturity Date. The conversion price in a 2015 Qualified Financing is the lowest effective per unit price paid by any holders of securities in the 2015 Qualified Financing. The conversion price at the 2015 Notes Maturity Date is $0.37 per share. As of December 31, 2020, the 2015 Notes are past due and have not yet been extended.

In 2016 the Company issued $100,000 of 8% unsecured convertible notes (the "2016 Notes") due May 20, 2021 ("2016 Notes Maturity Date"). The 2016 Notes are due on the 2016 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2016 Notes are convertible into common stock at the holder's request on the completion of an equity offering of $500,000 or more ("2016 Qualified Financing"), or at the 2016 Notes Maturity Date. The conversion price in a 2016 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2016 Qualified Financing.

In 2018 the Company issued $250,000 of 8% unsecured convertible notes (the "2018 Notes") due September 12, 2023 ("2018 Notes Maturity Date"). The 2018 Notes are due on the 2018 Notes Maturity date with accrued interest if the notes do not convert prior to or at the maturity date.

The 2018 Notes are convertible into common stock at the holder's request on the completion of an equity offering of at least $250,000 ("2018 Qualified Financing"), or at the 2018 Notes Maturity Date. The conversion price in a 2018 Qualified Financing is the same price, with the same terms and conditions, as the securities acquired in the 2018 Qualified Financing.

Future maturities of the convertible notes are as follows:

Years Ending December 31,		Amount
2021	$	250,000
2022		0
2023		250,000

Total	$ 500,000

NOTE 7 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 ("TJCA"), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward as of December 31, 2020 totaled approximately $614,000. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes.

NOTE 8 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2020, the Company had authorized 10,000,000 shares of common stock, par value $0.0001. As of December 31, 2020 and 2019, the Company had 1,800,000 shares of common stock issued and outstanding.

Additional Paid-In Capital – SAFEs (Simple Agreements for Future Equity)

In 2020, the Company issued SAFEs totaling $486,658.

SAFEs totaling $386,658 are automatically convertible into common stock or preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

SAFEs totaling $100,000 are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing preferred stock for at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

NOTE 9 – SHARE-BASED COMPENSATION

The Company has a 2019 share-based compensation plan (the "2019 Plan") which permits the grant or option of shares to its employees for up to 200,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders.

During 2019, the Company issued 63,537 stock options for common stock with an exercise price of $0.34 per share that vest over eighteen months to four years and expire in ten years. As of December 31, 2020 and 2019, 29,337 and 19,873 stock options had vested, respectively. Options convert into shares of common stock. There was nominal fair value associated with the issuance of these options. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures

are accounted for as they occur. As of December 31, 2020, 34,957 stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating to pay dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$	0.34
Fair value share price	$	0.34
Expected volatility		40.0%
Expected term		1.00 years
Expected dividend rate		0.00%
Risk-free rate		1.73%
Fair value per share option	$	0.06

NOTE 10 – LEASES

The Company leases office space under a long-term lease. The lease expires on April 30, 2022. Future minimum lease payments are as follows:

Years Ending December 31,		Lease
2021		55,472
2022		18,672
Total	$	74,144

Total lease expense for the years ended December 31, 2020 and 2019 totaled $45,881 and $49,765, respectively.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 12 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2014 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 13 – SUBSEQUENT EVENTS

Issuance of SAFEs

In 2021, the Company issued SAFEs totaling $878,342.

SAFEs totaling $783,342 are automatically convertible into common stock or preferred stock on the completion of a transaction in which the Company raises capital by issuing equity securities ("Equity Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Equity Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

SAFEs totaling $95,000 are automatically convertible into preferred stock on the completion of a transaction in which the Company raises capital by issuing preferred stock for at least $1,000,000 ("Qualified Financing"). The conversion price is the lesser of 75% of the price per share of stock received by the Company in an Qualified Financing or the price per share equal to the quotient of $6,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital stock, but excluding the issuance reserved for future issuance under an equity incentive plan, convertible promissory notes, and SAFEs.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $5,000,000 in Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 16, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Manta Biofuel is not live or open to the public at this moment.

INVEST IN MANTA BIOFUEL TODAY!

Transforming Pollution to Power

Wastewater treatment facilities often exceed EPA pollution limits, which can lead to fines or even jail time. Using our proprietary technology, Manta Biofuel's mobile wastewater ...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Transforming Pollution to Power
Addressing two critical environmental problems: water pollution and climate change
Manta Biofuel

$0 Raised

Invest Now
$2.10 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	VALUATION
$210	$8.98M

REASONS TO INVEST

- Trusted by Top Investors: We've raised over $5.2M in public and private investment. This includes over $3 million from the U.S. Department of Energy and the State of Maryland and $2.2M from private investors like Exelon (a Fortune 100 corporation), professional angel investors, and over 4,000 crowdfunding investors.

- Experienced Leadership: Our CEO Chris Lindsay has 30+ years of experience in the biotech industry, having held executive roles at both large multinational and startup companies. Our Founder and CTO Ryan Powell holds a PhD in algal biofuels, is the inventor of our core technology, and has nearly 20 years of experience in science and technology.

- Strong Market Traction: In 2022 we launched our water treatment service, realized our first revenue, executed multiple successful field trials around the country with prospective customers and lined up more demonstrations for 2023. Funds are needed to scale our commercial operations and capitalize on this momentum.

THE PITCH

Our patented technology removes pollutants, like algae blooms and excessive nutrients, from water more sustainably than traditional methods for a fraction of the cost. Combining established water treatment processes with our proprietary magnetic filtration technology allows us to fit the power of a water treatment plant in a highly mobile footprint. This unique mobility opens largely underserved segments of the $300B water treatment market (source). Manta can then leverage its experience in biofuel production to convert collected pollutants like algae into a carbon neutral fuel. By combining our innovative water treatment technology with our experience in biofuels, we will simultaneously address two critical issues facing the world today- water pollution and climate change.

OVERVIEW

Transforming Pollution to Power

What if there was a way to cost effectively remove pollutants, like algae blooms, from water and ultimately convert them to carbon neutral biofuel?

Manta was founded with the ultimate goal of converting algae into carbon neutral biofuel. In the quest to make this dream a reality, we realized that our cutting-edge magnetic separation technology could also be used to quickly and economically clean polluted water. We discovered a way to address two environmental problems at once: water pollution and carbon emissions.

THE PROBLEM

Polluted water and climate change are problems that impact everyone

Cleaning water is an >$300B industry and there are large segments of this market that are not being served (source). Since 2018, nearly two-thirds of all wastewater treatment lagoons have at least one pollutant exceeding EPA standards (source), often caused by excessive growth algae. These EPA compliance violations can mean hefty fines or even jail time.

61% of the country's
4500+ wastewater
treatment lagoons
are out of compliance

80% of all wastewater treatment facilities serve small communities and typically use lagoons to clean their water (source). Addressing these EPA violations often requires installation of new equipment, taking years and costing $5 million or more.

Picture of wastewater lagoons

Operators need to solve this problem but it is often not financially feasible for many communities. An operator had this to say:

> ***"When we have this problem there is no one we can turn to for a solution".***
>
> **-Dave Dollinger, Director of Public Works, Toluca Illinois**

And the situation is only growing more challenging. Climate change is making things worse because higher temperatures due to global warming are causing more severe algae blooms (source). Meanwhile, population growth stretches many wastewater treatment facilities to their limits, with 81% operating at near capacity and 15% are already over capacity (source). Operators like Dave are stuck. They want to do the right thing, but don't have the resources to fix the problem.

Climate change is causing significant damage to society and the environment

Manta was founded to convert algae to renewable fuel to fight climate change. Collecting and converting waste algae is a better way forward to address the need for renewable fuel. The United States alone consumes nearly 20 million barrels of fossil fuel every single day, emitting 300 trillion pounds of CO_2 annually (source, source). There are some sectors such as air travel and cargo shipping that will be difficult to move away from liquid fuels.

> **"EVs excel at short-haul travel. That means they're great options for personal cars and even medium-duty vehicles, like city buses and garbage trucks. But even if we develop cheap, long-range EVs that are powered by zero-carbon sources, electrification isn't an option for many types of transportation."**
>
> Bill Gates, Breakthrough Energy Ventures

OUR SOLUTION

A cost-effective, mobile water treatment solution for addressing acute water pollution

Our cutting edge process uses black magnetic sand, called magnetite, and powerful magnets to rapidly remove >90% of contaminants, like algae and phosphorus, from the water.

Traditional water treatment systems require massive footprints and massive checks, but our proprietary, magnetic separation technology allows us to pack the power of a water treatment plant into a trailerable, cost-effective mobile system.

Our compact system is very efficient and removes target contaminants to well below EPA limits. Over 90% of problem pollutants , like algae, excess nutrients, and other contaminants are continuously removed from over 75,000 gallons of water daily.

MANTA
MANTA
A compact water treatment plant
Making clean water more affordable,
accessible, and eco-friendly

This mobile approach gives us access to markets that could not be previously addressed, such as rapid treatment of acute water problems nearly anywhere. Our solution can be deployed on an as-needed basis for as little as $10K per month. This allows customers like wastewater operators to quickly and cost-effectively address their problems without spending millions of dollars to upgrade facilities. Manta can then ultimately use the algae removed from these jobs as a feedstock to make biofuel.

Manta knows how to transform algae to fuel

Manta has years of experience in growing, recovering, and converting algae into biofuel. Typically biofuel companies incur significant costs to grow, harvest, and then convert algae to biofuel. We change this equation by getting paid to remove polluting algae that is growing at a customer's site, then ultimately transforming this recovered contaminant into biofuel. This new paradigm drives significantly more favorable economics for biofuel production.

Renewable oil that was produced from algae. Distillable to renewable gasoline, diesel fuel and jet fuel.

THE MARKET

Cleaning water is a >$300B dollar industry

And we believe there are key segments of this market that are not being served.

Manta's compact, mobile system can rapidly address a wide variety of acute/transient water pollution issues quickly and cost-effectively. Many markets remain unserved by other companies due to the cost and larger footprint of their systems.

Wastewater lagoons are a $100-300M market
An EPA report looked at 4500 lagoons in the U.S. and found 61% were in compliance violation. Violations can result in fines or jail time.

Lake and pond management is an adjacent >$600M market
The U.S. market for treating lakes and ponds is growing at 5-8% per annum. There are 40.6M acres of lakes and 2.5M acres of ponds. More than 1/3 of our lakes are polluted and unfit for swimming, fishing and drinking.

The broader wastewater treatment market is >$300B
We are also active in the municipal and industrial wastewater treatment markets. The power and compact footprint of Manta's patented system offers a unique value proposition in the space.

Converting algae from water pollution into carbon neutral fuel could allow access to the $3.5T fuel market

Manta ultimately plans to transform the polluting algae from its water treatment activities into carbon neutral biofuel. Our algae-based oil, which doesn't contribute to climate change, can be used to make renewable gasoline, jet fuel, asphalt, bunker fuel, and heating oil. In many markets, renewable, carbon neutral, crude oil is the only way to fully decarbonize the economy.

Manta's fuel is carbon neutral and doesn't contribute to climate change

OUR TRACTION

Ramping sales and growing customer pipeline in multiple markets

In 2022 we launched our water treatment service and quickly gained strong commercial traction. In Q3 2022, we achieved a major revenue milestone with three paid pond treatment projects for the Columbia Association in Maryland.

The watershed manager at Columbia Association had this to say:

"You guys need a bigger machine so I can use it to treat my lakes!"

- John McCoy, Columbia Association

We used this success to advance discussions with a leader in the pond/lake management space that is part of a multinational company with $3.7B in revenue. This company has nearly 10,000 ponds/lakes under management in Florida alone. We are also in ongoing discussions with another leading solutions provider in the space on how we could integrate our technology.

We continued this momentum and successfully completed a half dozen field demonstrations with prospective wastewater lagoon customers around the country in 2022, filling the pipeline for revenue in 2023. Feedback from the trials was positive and operators were happy to learn that they finally had an option to fix a persistent problem.

Images showing multiple field demonstration trials in Illinois and Maryland. The bottom right image shows water before (top bucket) and after (bottom bucket) processing.

More projects in adjacent markets, like municipal wastewater treatment and industrial ponds, are planned for early 2023. In Q2 2023, we have a pilot trial planned with a large multinational water treatment company ($1.7 B in revenue in 2022). We also have an active project with the Maryland Port Administration, treating water from their dredge spoil containment pond. Field trials are also planned in Q2 2023.

Over $5M invested by government agencies, professional investors and more than 4000 crowdfunding investors

Private Investors

Received investment from Exelon, a Fortune 100 corporation, as well as professional Angel investors that include Google alums. Over 4000 investors came on board in our previous fundraising round with ~$1.8M raised.

Public Investment

$2.2 million in funding from the Department of Energy, a gold standard for third-party technology validation

Awarded over $1M in grants and investments by the state of Maryland

Finalists in the Department of Energy Clean Energy Challenge

Been part of several incubators and accelerator programs.

WHY INVEST

Join us in transforming pollution to power!

Manta Biofuel is making the world a better place by cleaning up contaminated bodies of water and ultimately converting pollution into carbon-neutral biofuel. Since our launch, we have raised over $5 million in funding, successfully demonstrated our patented technology in the field, and established a world-class team of scientists and executives. We've generated great traction in 2022 and now need to capitalize on this opportunity. With this raise, we plan to scale up commercial operations by building additional treatment systems to serve customers in the pipeline, by expanding marketing activities to bring in more customers, and by continuing R&D.

ABOUT

HEADQUARTERS
11438 Cronridge Dr Suite E
Owings Mills, MD 21117

WEBSITE
View Site

Wastewater treatment facilities often exceed EPA pollution limits, which can lead to fines or even jail time. Using our proprietary technology, Manta Biofuel's mobile wastewater treatment system quickly and cost-effectively cleans polluted bodies of water. Pollutants, like algae, can ultimately be converted into renewable carbon neutral fuel. We have demonstrated our patented technology in the field, and we are ready to scale.

TEAM

Christopher Jared Lindsay
Chief Executive Officer

Capitalizing on his nearly 30 years of experience in the biotech industry, Chris leads Manta's business operations and strategy. Over his extensive career, he's held executive roles in both R&D and business leadership functions for start-ups and large multinational companies. Highlights of his career include 20 years with Martek Biosciences (Columbia, Maryland) and 7 years with DSM Nutritional Products (Kaiseraugst, Switzerland). During his tenure with both extremely successful organizations, he was able to bridge his background in R&D and experience in business to translate technology into commercial success. Chris holds a M.S. in Biotechnology from the Johns Hopkins University.

Ryan Joseph Powell
Co-Founder, CTO, and Director

Ryan leads Manta's technical development and brings a unique perspective to the development of algal biofuels. Rare among scientists, he has 15+ years of practical experience in large scale agriculture from working on his family's 2000 acre grain farm. This pragmatic problem solving mentality is backed by a deep knowledge of the field of algal biofuels which was the focus of his Ph.D. research. Since founding Manta, he has led his team through the successful completion of more than ten peer-reviewed awards that the company has received. Ryan holds a Ph.D. in algal biofuels from the University of Maryland, and is the inventor of the company's magnetic algae harvesting technology and low cost continuous flow hydrothermal liquefaction system.

Onur Unal
Director, Co-Founder

A seasoned entrepreneur with 20 years of biotechnology industry experience, Onur Unal has extensive experience with startups in product and business management capacities. He holds a BS in Genetics from UC Davis, and an M.S. in Pharmacology and an M.B.A. from Penn State University.

TERMS

Manta Biofuel

Overview

PRICE PER SHARE
$2.10

VALUATION
$8.98M

DEADLINE
May 1, 2023

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$210

OFFERING TYPE
Equity

MAX INVESTMENT
$1,299,998.70

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
7,142

SHARES OFFERED
Series Seed-1 Preferred Stock

MAX NUMBER OF SHARES OFFERED
619,047

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Company	:	**Manta Biofuel, Inc.**
Corporate Address	:	**11438 Cronridge Dr Suite E, Owings Mills, MD 21117**
Offering Minimum	:	**$14,998.2**
Offering Maximum	:	**$1,299,998.70**
Minimum Investment Amount (per investor)	:	**$210.00**

Terms

Offering Type	:	**Equity**
Security Name	:	**Series Seed-1 Preferred Stock**
Minimum Number of Shares Offered	:	**4,761**

Maximum Number of Shares Offered : **619,047**

Price per Share : **$2.10**

Pre-Money Valuation : **$8,983,562.70**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus - Previous investors of Manta Biofuel will receive an additional 10% bonus shares.

Time-Based:

Friends, Family and Elite Early Bird Bonus: Invest within the first 48 hours and receive 20% bonus shares.

Super Early Bird Bonus: Invest within the first 96 hours and receive 15% bonus shares.

Early Bird Bonus: Invest within the first two weeks and receive 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 5% Bonus Shares.

$1,000+ | Tier 2

Invest $1,000+ and receive 10% Bonus Shares.

$2,500+ | Tier 3

Invest $2,500+ and receive 15% Bonus Shares.

$5,000+ | Tier 4

Invest $5,000+ and receive 20% Bonus Shares.

$10,000+ | Tier 5

Invest $10,000+ and receive 25% Bonus Shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Manta Biofuel will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $2.10/ share, you will receive 110 shares of Series Seed-1 Preferred Stock meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus where previous investors will receive 10% bonus shares in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

RYAN (FOUNDER + CTO)

Since 2018, nearly two-thirds of all wastewater treatment lagoons have at least one pollutant exceeding EPA standards. These EPA compliance violations can mean hefty fines or even jail time. States and municipalities are struggling to figure out how to make our waterways clean and healthy without breaking the bank.

What if there was a way to economically remove those contaminants from our water and ultimately turn them into carbon neutral fuel? Manta Biofuel is doing just that.

Manta Biofuel's patented technology cleans contaminated bodies of water more sustainably than traditional methods for a quarter of the cost.

RYAN

With a Ph.D. in Algal Biofuel, my ultimate goal is to convert algae into carbon-neutral biofuel. In the quest to make this biofuel a reality, I discovered that the technology we built to harvest algae could also be used to quickly and economically clean polluted water. We had an opportunity to target two environmental problems at once: treat water pollution and ultimately reduce carbon emissions through the production of renewable fuels from that pollution.

Manta's proprietary magnetic separation technology combines established water treatment processes with the power of magnets. Instead of relying on chemicals or herbicides, our magnetic sand, magnetite, attaches to contaminants - capturing the pollutants - and then a larger magnet pulls the sand and contaminants out of the water.

CHRIS (CEO)

We have already conducted over half a dozen successful field trials with prospective customers, and our system permanently removes over 90% of problem contaminants from 75,000 gallons of water daily. Our technology provides the power of a water treatment plant but easily fits on an towable 8 ½ x 16-foot trailer.

A lot of wastewater compliance issues stem from seasonal pollutants, like algae, which bloom in warm weather. As gl–obal warming increases temperatures, exacerbating this issue, water treatment facilities need an immediate solution. Our system's mobile nature allows us to support a wastewater treatment facility on an as-needed basis, making our system a much more economical solution.

While we are targeting wastewater lagoons in the beginning, our mobile technology means that we can address various acute water issues.

CHRIS

Our team has a successful track record. Manta's exciting biofuel research received over $3M in grants from the Department of Energy and the state of Maryland , $100K investment from the

Fortune 100 energy company Exelon, and over $1.8M from crowdfunding investors in our last raise.

We plan to scale our technology, allowing us to deploy more units in the field, invest in marketing our services, and continue our R&D in biofuels.

RYAN

So join us. Let’s clean our water and build a greener tomorrow.

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Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MANTA BIOFUEL, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2023, AT 9:35 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6937067 8100
SR# 20230756552

Authentication: 202801152
Date: 02-28-23

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
of
MANTA BIOFUEL, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Manta Biofuel, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Manta Biofuel, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on June 18, 2018.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

ARTICLE I: NAME.

The name of this corporation is Manta Biofuel, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware Corporation Trust Center 1209 Orange St., Wilmington, Delaware, in the County of new Castle. Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Board Composition***" means that the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect three (3) director(s) of the Corporation.

"***Original Issue Price***" means $2.1039 per share with respect to the Series Seed-1 Preferred Stock, $2.1039 per share with respect to the Series Seed-2 Preferred Stock, and $1.5779 per share with respect to the Series Seed-3 Preferred Stock

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:35 AM 02/28/2023
FILED 09:35 AM 02/28/2023
SR [illegible] - File Number [illegible]

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 8,872,992, consisting of (a) 5,703,996 shares of Common Stock, $0.00001 per share and (b) 3,168,996 shares of Preferred Stock, $0.00001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 2,535,000 shares of the Common Stock are hereby designated "***Voting Common Stock,***" 3,168,996 shares of the Common Stock are hereby designated "***Non-Voting Common Stock***" (together with the Voting Common Stock, the "***Common Stock,***"), 1,425,992 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock,***" 345,949 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock,***" and 1,397,055 shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock*** (collectively, the "***Series Seed Preferred Stock***").

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. <u>Voting</u>.

2.1 The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

2.2 The holders of the Non-Voting Common Stock will have no voting rights, except as specified herein, or required by law under the Delaware DGCL ("DGCL").

2.3 Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. The Preferred Stock will have no voting rights, except as specified herein, or required by law under the Delaware DGCL ("DGCL").

2.2 Preferred Stock Protective Provisions. At any time when at least any shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the

case may be) separately as a single class: alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely, and disproportionately, affects the Preferred Stock, other than redeeming securities pursuant to that certain Securities Repurchase Agreement dated February 28, 2023, by and between the Company and Maryland Technology Development Corporation.

3. **Conversion.** The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock is convertible only as set forth in Section 3.10, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Non-Voting Common Stock as is determined by dividing the Original Issue Price for the series of Series Seed Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Non-Voting Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series Seed Preferred Stock.

3.2 Fractional Shares. No fractional shares of Non-Voting Common Stock will be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a

"***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be

made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or

other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) with the approval of the Board, at such the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock

converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of February, 2023.

By: /s/ Chris Lindsay
Name: Chris Lindsay
Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "MANTA BIOFUEL, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2023.

Jeffrey W. Bullock, Secretary of State

6937067 8300

SR# 20230756552

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202801153

Date: 02-28-23

Exhibit G - Testing the Waters Materials

Pre-launch "Test the waters" communications
Emails to previous investors:

From: Chris at Manta Biofuel
Subject: Manta Biofuel Q4 update

Dear Manta Team member,
We're reaching out directly to ensure that we maintain contact with you as we expand the Manta family beyond Republic. Things are looking more promising than ever at Manta, and we don't want you to miss a thing!

I've attached our Q4 Investor update, just in case you didn't receive it via Republic. Through your support, we've achieved many critical milestones on the path to financial break-even. We transformed an idea into a commercially viable water treatment system that we then used to bring in the company's first revenue. The team successfully completed field trials with a host of prospective customers, generating interest in multiple markets around the U.S. We're carrying great momentum into 2023 that will help us drive the revenue needed to control our own destiny. Many challenges remain ahead, but, with your continued support, we can get there!

As mentioned in past communications, we will be launching our second crowdfunding campaign in about 1-2 weeks. Per SEC regulations, I am limited on the details that I can share until our campaign goes live. A few key things that I can relay are:

- This raise will not be with Republic, but with Start Engine, a larger crowdfunding platform. You can learn more and sign up at https://www.startengine.com/explore.
- Manta will be converting your promissory SAFE investment into equity in Manta as preferred stock. We are excited that we can provide the opportunity to exchange the promise for future equity into actual ownership in the company.
- As a past Manta investor, you will be eligible to receive significant discounts in our upcoming crowdfunding campaign. In addition to the perks you'll receive as a previous supporter, investing in the first 48 hours unlocks a major early bird discount that will truly maximize your value.

We will be reaching out to you as soon as we are able to share more information. In the meantime, please be on the lookout for additional emails for subsequent updates.

Thanks again for your continued support!
Chris Lindsay

Pre-launch disclaimer

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.

Please do not reply to this email. If you have any questions or concerns, please post them on the Start Engine discussion board.

From: Chris at Manta Biofuel

Subject: Join Us for Our Next Crowdfunding Round - Major Early Bird Discounts!

Dear Manta Team member,

We're excited to announce that our next crowdfunding round is just about one week away, and as a previous investor, we wanted to give you the first opportunity to participate and help support our continued growth. With your continued support we can capitalize on the tremendous momentum Manta generated in 2022, helping us to truly impact environmental issues like water pollution and climate change.

In recognition of your past support, we're pleased to offer you a special discount on your investment in this round. And for those investors who invest in the first few days, we're offering a major early bird discount that you won't want to miss. More details to come soon.

To help us achieve our mission, we'd also encourage you to spread the word to your friends and family about Manta's upcoming crowdfunding raise, especially about the early bird discount. Not only will they be able to support our collective goal of fighting water pollution and climate change, but they'll be able to maximize their investment if they take advantage of this special offer.

We're grateful for your support in the past and we hope you'll join us again as we strive to make a positive impact on the environment. Keep an eye on your inbox for more information on the crowdfunding round and the accompanying investment opportunities.

Thank you again for being a part of Team Manta!

Best regards,
Chris

From: Chris at Manta Biofuel
Title: Details and available discounts in Manta's upcoming investment round!

Dear Manta Team member,

The countdown to the launch of our new campaign has started! The campaign on Start Engine will launch on {X-X-X at X:XX EST (launch date tbd)}.

Launch countdown timer
<p></p><center> <img src="http://s.mmgo.io/t/CgUb" alt="motionmailapp.com"> </center>
{Exact HTML for the timer TBD to match launch date/time}

(click "display images" if the image is not visible)

What follows are the details we can now provide on this new campaign prior to launch per SEC rules now that our Form C has been filed.

- Manta Biofuel, Inc is making a Regulation CF Offering of Preferred Shares.
- The campaign page will go live on {X-X-X (launch date tbd)]}. at the link provided below: https://www.startengine.com/offering/mantabiofuel.
- If you are interested in getting a preview please visit our updated website at https://mantabiofuel.com/.
- This offering is being made pursuant to Section 4(a)(6) of the Securities Act.
- To show our appreciation for your support, Manta has elected to convert your current investment to equity. The crowd SAFE securities will be upgraded to Series Seed Preferred Stock with a 1X liquidation preference. Please note that this conversion is subject to the terms of the SAFE agreement, and more specifically is contingent upon the Company raising at least $1 million in this Reg CF offering.
- The following stackable discounts will be available for up to a total of 40% off the purchase of new shares:
    - Previous investors — 10% discount
    - Start Engine Owners bonus — 10% discount
    - Early bird investors (first 48 hours) — 20% discount

Manta's investment website on Start Engine will go live on {X-X-X at X:XX EST (launch date tbd)]}. Please note that the 20% Early Bird Investors discount, the largest discount, expires 48 hours after the campaign launches.

Best regards,

Chris

Pre-launch disclaimer
No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.

Please do not reply to this email. If you have any questions or concerns, please post them on the Start Engine discussion board.